Adcock Ingram Holdings Limited (Incorporated in the Republic of South Africa) Registration number: 2007/016236/06 Share code: AIP ISIN: ZAE000123436 (“Adcock Ingram” or “the Company”)

CFR Pharmaceuticals S.A.

(Incorporated in the Republic of Chile)

Chilean Tax ID: 76.116.242-K

Securities Regulation Chilean Registry number: 1067

Share code on the Santiago Stock Exchange: CFR

ISIN: CL0001762831

(“CFR”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

FURTHER UPDATE AND EXTENSION TO THE DATE FOR FULFILMENT OR WAIVER OF THE PRE-CONDITIONS TO THE REVISED SCHEME CONSIDERATION

1. Introduction

Shareholders of Adcock Ingram and CFR are referred to the joint announcement (“Revised Scheme Consideration Announcement”) released by Adcock Ingram and CFR on the Stock Exchange News Service of the JSE Limited on Friday, 13 December 2013 regarding, inter alia, CFR’s intention to increase the total consideration to be discharged to holders of the Scheme Shares in terms of the Scheme from approximately ZAR12.6 billion in aggregate to approximately ZAR12.8 billion in aggregate (based on the fixed attributed value of R2.334 per CFR Share) by virtue of the increase in the number of CFR Shares being offered pursuant to CFR’s capital increase process in Chile.

2. CFR Special Shareholders’ Meeting

Shareholders of Adcock Ingram and CFR are advised that the resolutions proposed at the CFR special shareholders’ meeting, held on Friday, 10 January 2014, to authorise CFR board to issue and place the CFR Shares upon the terms of the Scheme (as amended), and to approve the new independent expert’s opinion were duly passed by the requisite majority of shareholders. The resolutions passed at such special shareholders’ meeting have been filed with the Superintendencia de Valores y Seguros, the Chilean government agency responsible for supervising the activities and entities participating in the securities and insurance markets in Chile, for registration and approval.

3. Extension to the date for fulfilment or waiver of the pre-conditions to the Revised Scheme Consideration

The Revised Scheme Consideration Announcement stated that CFR had notified the Adcock Ingram Independent Board that it would, subject to the fulfilment or waiver of certain pre-conditions, revise the Scheme Consideration (“the CFR Notice”).

As mentioned in paragraph 6.2 of the Revised Scheme Consideration Announcement, the increase of the Scheme Consideration referred to in paragraph 3 of that announcement and the ancillary arrangements referred to in that announcement is subject to the fulfilment or waiver of the pre-condition that, by no later than 15 January 2014 (or such later date agreed to by CFR and Adcock Ingram), all approvals, consents, clearances, permissions and waivers that may need to be obtained, all filings that may need to be made and all waiting periods that may need to have expired from or under the laws, regulations or practices applied by any relevant regulatory authority (whether inside or outside South Africa) necessary to give effect to the CFR Notice are obtained, other than those contemplated in paragraphs 7.6, 7.7 and 7.8 of the Revised Scheme Consideration Announcement.

Shareholders of Adcock Ingram and CFR are further advised that, due to it taking longer than expected to obtain the necessary approval from the Companies and Intellectual Property Commission, which approval, once received, will necessitate the amended salient dates being submitted to other regulators before finalisation of the shareholder documentation, Adcock Ingram and CFR have agreed to extend the date for the fulfilment of the pre-condition referred to in the paragraph above to 31 January 2014 (or such later date agreed to by CFR and Adcock Ingram).

For Adcock Ingram media enquiries:

Brunswick

Tel: +27 11 502 7300

Carol Roos

+27 72 690 1230

Marina Bidoli

+27 83 253 0478

For CFR media enquiries:

College Hill

Amelia Soares

+27 82 654 9241

Mark Garraway

+27 82 610 1226

Midrand

17 January 2014

All terms in uppercase in this announcement that are not defined herein shall bear the same meanings to those set out in the combined circular to Adcock Ingram shareholders dated 18 November 2013

Financial Adviser and Sponsor to Adcock Ingram Deutsche Bank	Financial Adviser to CFR Credit Suisse

Legal Adviser to Adcock Ingram in South Africa Read Hope Phillips Attorneys	Legal Adviser to CFR in South Africa Bowman Gilfillan Inc.

Legal Adviser to Adcock Ingram in Chile Prieto y Cia	Legal Adviser to CFR in Chile Honorato Russi & Eguiguren Limitada

Public Relations Adviser to Adcock Ingram Brunswick	Public Relations Adviser to CFR College Hill

Independent Expert to the Adcock Ingram Independent Board JPMorgan Chase Bank, N.A. (Johannesburg Branch)

GENERAL

The release, publication or distribution of this announcement in jurisdictions other than South Africa may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than South Africa should inform themselves about and observe any applicable requirements in those jurisdictions. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction other than South Africa.

This announcement is not intended to, and does not, constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders are advised to read carefully any formal documentation in relation to the offer. The offer will be made solely through a circular, which will contain the full terms and conditions of the offer. Any decision to accept the Scheme of other response to the proposals should be made only on the basis of the information contained in the circular containing the offer.

This announcement by Adcock Ingram and CFR is made in connection an offer for the securities of a South African company Adcock Ingram by means of a Scheme. The offer is subject to disclosure requirements under South African law that are different from those of the United States and Chile. Financial statements included in this announcement have been prepared in accordance with South African accounting standards that may not be comparable to the financial statements of United States or Chilean companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since Adcock Ingram is located in South Africa, and all of its officers and directors reside outside of the United States. You may not be able to sue Adcock Ingram or its officers or directors in a foreign court, including South African courts, for violations of the Unites States securities laws. It may be difficult to compel Adcock Ingram and its affiliates to subject themselves to a United States court's judgment.

You should be aware that CFR may purchase Adcock Ingram ordinary shares otherwise than under the offer, such as in open market or privately negotiated purchases.

Deutsche Securities (SA) Proprietary Limited (“Deutsche Bank”), a non-bank member of the Deutsche Bank Group, is acting for Adcock Ingram and no one else in connection with the offer and will not be responsible to anyone other than Adcock Ingram for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement may be considered forward-looking. Although (1) Adcock Ingram believes that the expectations reflected in any such forward-looking statements relating to Adcock Ingram are reasonable, and (2) CFR believes that the expectations reflected in any such forward-looking statements relating to CFR are reasonable, no assurance can be given by Adcock Ingram or CFR that such expectations will prove to be correct. Adcock Ingram and CFR do not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.